1 Blue Hat Interactive Entertainment Technology Issuer Free Writing Prospectus dated May 17, 2019 Filed Pursuant to Rule 433 Relating to Preliminary Prospectus dated May 3, 2019 Registration Statement No. 333 - 230051

Forward - Looking Statements This presentation contains forward - looking statements that are based on the beliefs and assumptions of the management team of Blue Hat Interactive Entertainment Technology (“Blue Hat”), and on information currently available to such management team. These forward - looking statements are subject to numerous risks and uncertainties, many of which are beyond Blue Hat’s and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy and plans, and objectives of Blue Hat for future operations, are forward - looking statements. Although Blue Hat does not make forward - looking statements unless it believes it has a reasonable basis for doing so, Blue Hat cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of Blue Hat and Blue Hat’s industry to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward - looking statements. You should not place undue reliance on any forward - looking statement. Blue Hat undertakes no obligation to update or revise publicly any of the forward - looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law. This presentation contains industry, statistical and market data from Blue Hat’s internal estimates and research as well as from third party publications, surveys and reports. Although Blue Hat has not independently verified the accuracy or completeness of the data contained in these industry publications, surveys and reports, Blue Hat believes the publications, surveys and reports are generally reliable, although such information is inherently subject to uncertainties and imprecise. I n addition, the industry in which Blue Hat operates is subject to a high degree of uncertainty and risk due to a variety of important factors. As a result, these and other factors could cause results to differ materially from those expressed in the estimates made by Blue Hat and third parties. This presentation uses Blue Hat’s trademarks. This presentation also includes trademarks, logos, trade names and service marks that are the property of others. Trademarks, logos, trade names and service marks referred to in this presentation may appear without the ® and ™ symbols, but those references are not intended to indicate that Blue Hat will not assert its rights, or that the applicable owner will not assert its rights, to the fullest extent under applicable law. The trademarks, log os, trade names and service marks appearing in this presentation belong to their respective owners and do not provide or imply any endorsement, sponsorship or affiliation. 2

Free Writing Prospectus This free writing prospectus relates to the proposed initial public offering of ordinary shares of Blue Hat, which are being registered on a registration statement on Form F - 1 (File No. 333 - 230051) (the “Registration Statement”). This free writing prospectus should be read together with the preliminary prospectus dated May 3, 2019 included in that Registration Statement, which can be accessed through the following link: https:// www.sec.gov/Archives/edgar/data/1759136/000173112219000223/e1325_f1a.htm Blue Hat has filed the Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in that Registration Statement and other documents Blue Hat has filed with the Securities and Exchange Commission for more complete information about Blue Hat and the proposed offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov . Alternatively, Blue Hat, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling ViewTrade Securities, Inc. toll - free at 1 - 561 - 620 - 0306, extension 104, or by e - mail at lisa.ciervo@viewtrade.com . 3

Company Overview Leading producer, developer and operator of augmented reality (“AR”) interactive entertainment games and toys in China Interactive educational materials Interactive t oys with mobile game features Interactive community - based gaming platform Investment highlights: Advanced AR technology in interactive entertainment with 178 authorized patents, 44 patents in various stages of the application process and 14 applications for Patent Cooperation Treaty, or PCT, international patents (1) Strong sales and marketing distribution into internationally well - known retail chains, including Walmart, Carrefour and Toys - R - Us, e - commerce stores and our physical experience store Excellent products in development including new generations of four primary product lines and two new product lines Experienced management team with extensive business experiences 4 (1) As of March 31, 2019.

Financial Summary Financial Summary (1) 5 For the Years Ended December 31, 2018 2017 ($US MM) ($US MM) Revenues 18.5 14.1 Gross Profit 12.4 8.8 Net Income 7.9 5.1 (1) Reflects approximations.

Competitive Strength Advanced AR Technology in Interactive Entertainment Proprietary i ntellectual property, including 178 authorized patents, 44 patents in various stages of the application process, 14 applications for PCT international patents and 645 copyrights for art work (1) Strong research and d evelopment with AR professionals and partnerships Community - Based Platform Highly engaged and interactive community with online communication forum and offline social activities Variety of Products and Comprehensive Business Model Four primary existing products Two new products in development Comprehensive and sustaining business model integrating research and development of AR technologies, original content and appearance design, and promotion and sales Strong Sales and Marketing Distribution L ong - term relationships with partnered distributors Strong distribution power to retail chain stores, including Walmart, Carrefour and Toys - R - Us Integrated online and offline sales channels, including e - commerce, retail chain stores, and our physical experience store We plan to open or franchise approximately 100 additional stores in China by 2021 Experienced Management Team with Extensive Business Experience Award Winning and Recognized Brand 6 (1) As of March 31, 2019.

Corporate Structure 7 Fujian Blue Hat Interactive Entertainment Technology Ltd. (China) Blue Hat Interactive Entertainment Technology (Cayman Islands) Brilliant Hat Limited (British Virgin Islands) Contractual Agreement Blue Hat Interactive Entertainment Technology Limited (Hong Kong) Xiamen Duwei Consulting Management Co., Ltd. (China) 100% 100% 100%

Industry 8

Toys and Games Industry (1) Rapid growth in toys and games industry in China Total retail sales of toys and games in China have soared from RMB 111.8 billion in 2012 to RMB 276.5 billion in 2017 Average annual growth rate of 19.9 % in 2017 We believe this increase is driven by: ─ Increase in population aged 0 - 14 in China due to China’s Two - Child Policy ─ 8% - 11% annual growth rate of average income in China 9 Market Share, 2017 Traditional Toys 27% Electronic Toys 73% Shift towards intelligent and interactive toys and games Retail sales of electronic toys grew at 24% annually while that of traditional toys grew at 7% in 2017. We believe the increase in average disposable income in China led to the shift away from traditional toys to intelligent, interactive, and innovative toys. (1) Source: Hong Kong Trade Development Council . Reflects approximations.

AR Interactive Entertainment Industry Rapid AR industry growth Estimated global AR industry revenue in 2023: $85 billion to $90 billion (1) Estimated size of Chinese AR industry in 2020: RMB 55 billion (1) 10 Few direct competitors in China We do not believe that large traditional toy companies, or companies that focus on high - tech toys and games, have captured a significant portion of the AR interactive toy industry in China. Great potential of AR application in educational materials We believe the presence of AR in the education field is expected to increase. AR provides immersive experiences that we believe are particularly attractive to children. Favorable Chinese government policies The 13th Five - Year Plan of National Informatization (2016) emphasizes research and development of new technologies such as AR. Mature technological infrastructure for AR Increasing popularity and wide usage of intelligent mobile devices and development of next - generation communication technologies create constant internet connectivity within society. (1) Source: Digi - Capital. Reflects approximations.

Advanced AR Technology We differentiate ourselves from traditional toy companies that lack the technological sophistication required to enter the AR interactive toy industry. Core technology: 11 AR Interactive Diagram Data transmission AR Interactive Diagram The camera on a mobile device scans and captures the physical toy. The mobile game synchronizes the image of the physical toy in the game and creates an immersive gamine experience. Users manipulate the physical toy Characters in the mobile game will act accordingly. 01 Image Recognition Technology 02 Motion Capture Technology

Research and Development Two research and development teams in Xiamen and Fuzhou, China Research and development teams account for approximately 50% of staff Robust intellectual property portfolio covering: P hotosensitive induction technology Gesture - sensor technology Infrared induction technology AR identification technology 12 178 authorized patents* 44 patents in various stages of the patent application process* 14 applications for PCT international patents* 645 copyrights for art work* 71 registered trademarks* 27 software copyrights* * As of March 31, 2019.

Products and Sales 13

Physical toy car with usage of nano - adhesive materials AR Racer has an exquisite shape, with lighting and vibration effects. Photosensitive recognition technology The physical toy car and the racing game communicate through photosensitive recognition technology. Stimulant track and real feedback User operated physical racing events, collisions in games, acceleration and so are communicated to the user through physical car lights and vibration feedback, creating a more realistic racing experience. AR Racer AR Racer is a car - racing mobile game with a small physical toy car that is placed onto the user’s mobile device screen. 14

AR Need a Spanking Wonderful game content The dynamic information obtained by the camera translates to generated challenges in the game. This allows for seamless integration of hardware and software. The physical toy and the virtual monster come alive to the user in the same horizon. Intelligent capture recognition technology Through the real - time capture and recognition of the camera, the acquired information can be synchronized with the software in real time. Classic single machine toy AR Need a Spanking is a successful product that has been proven by the market. The physical product itself is a classic toy game. AR Need a Spanking is an exciting combat game with a ladybug shaped electronic toy. 15

AR 3D Magic Box AR recognition technology It allows children to draw shapes or objects onto a physical card while the mobile game captures the drawings and animates them in a set background . Educational toy AR 3D Magic Box includes built - in quizzes and games targeted for users between the ages of 3 and 9. AR 3D Magic Box has the unique ability to transport children’s drawings into diverse backgrounds. 16

AR Picture Book 17 Interactive Educational Materials AR Picture Book allows mobile devices to read aloud the pages of a physical book while the users interact with the pictures and graphics on the pages of the book. Two series of AR Picture Book: ─ 12 - book Chinese Core Values ─ Sexual Harassment Prevention AR Picture Book is a new and exciting way to introduce children to the rich and diverse world we live in.

Sales and Marketing Integrated online and offline sales channels Online – E - commerce platform Offline – presence in well - known retail chain stores and our physical experience store 18 Online Offline

Strategic Plan 19

Physical Experience Stores We expect to e stablish physical experience stores to strengthen sales and marketing 1 store opened in Xiamen, China in September 2018 In the first half of 2019, we plan to open 3 additional stores in Xiamen By 2021, we plan to open or franchise approximately 100 additional stores We expect sales of membership cards and AR interactive products in such stores will generate revenue 20

Products in Development - Fidolle 21 Ball - jointed “ smart doll” Fidolle contains multiple built - in sensor chips that will allow users to trigger challenges in the game through Bluetooth technology Fidolle community We intend to integrate online and offline relationships and activities with a dedicated communications forum and Fidolle platform where we intend to host a variety of social games Educational We expect Fidolle to aid users in the development of communication and interpersonal skills Fidolle, a ball - jointed “smart doll”, is an educational, interactive product that we plan to launch in 2019.

Products in Development - QI Platform

- **QI is a community-based gaming platform powered by multi-bus technology, designated self-organization technology and near field communication. We plan to launch QI in 2021.**


Constituent of Qi
Communication Terminals
Tablet
Chessman
Chessboard
Memorizer
Official Website



Community-based gaming platform

QI connects physical board game play with video game content and graphics

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Management and Board of Directors 23 Xiaodong Chen – Chief Executive Officer and Director • Over 20 years of experience in developing and operating toys and related products . • Chairman of the board of directors and general manager of Fujian Blue Hat Interactive Entertainment Technology Ltd . since August 2015 . • EMBA from Renmin University of China . Caifan He - Chief Financial Officer and Director Jianyong Cai – Chief Technology Officer and Director • Over 20 years of financial accounting and taxation experience, 6 years with Blue Hat . • Director, deputy general manager and financial controller of Fujian Blue Hat Interactive Entertainment Technology Ltd . since August 2015 . • Degree in Finance from Hunan University of Finance and Economics . • Over 35 years of experience in Data Communication Principles, Communication Network Foundation, Software Engineering, Communication Network Theory and Technology, Computer Network Architecture . • Director , deputy general manager and chief engineer of Fujian Blue Hat Interactive Entertainment Technology Ltd . since January 2010 . • Degree in Data Communication Principles, Communication Network Foundation and Software Engineering from University of Science and Technology of China .

Management and Board of Directors 24 Qinyi Fu – Director Jun Ouyang – Director Huibin Shen – Director • Master’s Degree in Management Science and Engineering from Fuzhou University . • Extensive experience in economics . • Master’s Degree in Civic and Commercial Law from China University of Political Science and Law . • Extensive experience in the legal industry . Can Su – Director • Master’s Degree in International Economics from Xiamen University . • Extensive experience in accounting . • MBA from High Point University . • Extensive experience in the banking industry .

Financial Summary (1) 25 Income Statement Summary Balance Sheet Summary For the Years Ended December 31, 2018 2017 ($US MM) ($US MM) Revenues 18.5 14.1 Gross Profit 12.4 8.8 Gross Margin 67% 63% Net Income 7.9 5.1 December 31, 2018 December 31, 2017 ($US MM) ($US MM) Current assets 25.7 29.2 Total assets 35.5 33.6 Current liabilities 7.1 11.6 Total liabilities 7.2 11.8 Total equity 28.3 21.8 (1) Reflects approximations.

Use of Proceeds (1) Estimated Use of Proceeds 40% for research and development 40% for selling and marketing ─ Strengthen sales channels ─ Establish physical experience stores 20% for working capital and general corporate purposes 26 (1) Reflects approximations.

Proposed Offering Terms Issuer: Blue Hat Interactive Entertainment Technology Security: Ordinary Shares Proposed Price Per Share: $4.00 Proposed Shares Offered: 1,800,000 Ordinary Shares (1) Proposed Offering Size: $7,200,000 (1) Proposed Trading Symbol: BHAT Proposed Exchange: The Nasdaq Capital Market Underwriter: ViewTrade Securities, Inc. 27 (1) Assumes no exercise of the underwriters’ over - allotment option to purchase up to 270,000 additional ordinary shares.